SECI 15027430 SSION

SEC MAIL PROCESSING
RECEIVED
AUG 28 2015
WASH, D.C.
189
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67187

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/14** (MM/DD/YY) AND ENDING **06/30/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BCS Placements, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Murray Street, No. 8
(No. and Street)

New York	**GA**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith E. Butler **(212- 528-0852)**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Keith E. Butler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BCS Placements, LLC**, as of **June 30**, 20**15**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York

Keith E Butler
Signature

President
Title

Notary Public

SEGUN JOHN AJIBOYE
Notary Public - State of New York
NO. 01AJ6247106
Qualified in Richmond County
My Commission Expires Aug 22, 2015

Notary public 08\13\15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCS PLACEMENTS, LLC
Financial Statements
For the Year Ended
June 30, 2015
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of
BCS Placements, LLC

We have audited the accompanying financial statements of BCS Placements, LLC which comprise the statement of financial condition as of June 30, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. BCS Placements, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCS Placements, LLC as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of BCS Placements, LLC financial statements. The information is the responsibility of BCS Placements, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

August 25, 2015
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

BCS Placements, LLC
Statement of Financial Condition
June 30, 2015

ASSETS

Cash	$ 12,997
Investments - securities owned	383,621
Property and equipment, net of accumulated depreciation of $197,673	231,039
Due from related party	7,550
Other assets	486,377
TOTAL ASSETS	$ 1,121,584

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	23353
Due to member	601
Total Liabilities	23954
Member's Equity	1,097,630
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,121,584

See notes to financial statements.

BCS Placements, LLC
Statement of Operations
Year Ended June 30, 2015

Revenue	
Interest/Dividend Income	$ 375
Appreciation of Securities Owned	762,968
Other income	1,214
Total revenues	764,557
Expenses	
Compensation	18,098
Communications	5,155
Occupancy	23,698
Other operating expenses	177,080
TOTAL EXPENSES	224,031
NET INCOME	$ 540,526

See notes to financial statements.

BCS Placements, LLC
Statement of Cash Flows
Year Ended June 30, 2015

Cash flows from operating activities:	
Net income	$ 540,526
Adjustments to reconcile net income to net cash used in operating activities:	
Appreciation of securities owned	(762,968)
Depreciation expense	18,212
Changes in assets and liabilities	
Increase in receivable from related party	(7,986)
Due to member	(2,503)
Decrease in accounts payable and accrued expenses	(33,269)
Net cash used in operating activities	(247,988)
Cash flows from investing activities	
Proceeds from sale of securities owned	2,250
Net cash provided by investing activities	2,250
Cash flows from financing activities:	
Contributions from member	447,591
Member distributions	(191,416)
Net cash used in financing activities	256,175
Net increase in cash	10,437
Cash at beginning of year	2,560
Cash at end of year	$ 12,997

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$ 4,372
Capital contributions of securities owned	$ 313,200
Distributions to member of securities owned	$ 1,234,100

See notes to financial statements.

BCS Placements, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2015

Balance at June 30, 2014	$ 1,221,829
Contributions from member - cash	447,591
Contributions from member - securities owned	313,200
Distributions to member - cash	(191,416)
Distributions to member - securities owned	(1,234,100)
Net income	540,526
Balance at June 30, 2015	$ 1,097,630

See notes to financial statements.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2015

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: BCS Placements, LLC (the "Company") is a broker-dealer that focuses on raising private equity from institutional investors. The Company is organized as a limited liability company in the state of New York. The Company's operations are located in New York, New York. It is approved as a securities broker by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the state of New York.

Revenue Recognition: The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, or when certain benchmarks described in the agreement are met, resulting in an irrevocable right to receive revenues.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Office Furniture, Equipment and Leasehold Improvements: Office furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2011.

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations: Approximately 93% of the Company's net capital is invested in Apple call options. The options are subject to significant haircuts which tend to mitigate some of the concentration risk associated with the options.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Securities Owned: Securities owned consist of investments in publically traded common stocks and options that are valued at market value. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Date of Management's Review: Subsequent event were evaluated through August 25, 2015 which is the date the financial statements were available to be issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2015, the Company had net capital of $107,576, which was $102,576 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .22 to 1.0.

NOTE C- INVESTMENTS - SECURITIES OWNED

The Company's investments in common stocks are carried at fair value based on quoted market sources.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE C- INVESTMENTS - SECURITIES OWNED (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2015.

	Fair Value Measurements June 30, 2015	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment securities available for sale:				
Common stocks	$ 22,271	$ 22,271		
Listed call options	$ 361,350	$ 361,350		
	$ 383,621	$ 383,621	$0	$0

Fair value of investment securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

At June 30, 2015, the unrealized accumulated holding gain on such securities is approximately $63,000.

BCS PLACEMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
June 30, 2015

NOTE D - PROPERTYAND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 359,864
Office equipment	38,787
Furniture and fixtures	30,061
	428,711
Less accumulated depreciation	(197,673)
Net property and equipment	$ 231,039

NOTE F - RELATED PARTY TRANSACTIONS

The Company utilizes office space that is owned by its sole member. During the year ended June 30, 2015, the Company paid approximately $23,698 to or on behalf of the sole member for use of this space. The leasehold improvements included in property and equipment are in the member-owned office space that is occupied by the Company.

NOTE G - OTHER ASSETS

Other assets consist of various pieces of collectible art that are recorded at cost. No depreciation has been recorded due to the lack of determinable economic life. The cost of this art at June 30, 2015 was $486,348.

SUPPLEMENTAL INFORMATION

Schedule I

BCS Placements, LLC
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2015

Computation of Net Capital

Total members' equity qualified for net capital	$	1,097,630
Deductions and/or charges		
Non-allowable assets:		
Office furniture and equipment		231,039
Other assets		493,927
Total non-allowable assets		724,966
Net capital before haircuts		372,664
Less haircuts on securities positions	$	(265,088)
Net capital	$	107,576
Aggregate indebtedness	$	23,954
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Excess Net Capital	$	102,576
Ratio of aggregate indebtedness to net capital		.22 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2015 as filed by BCS Placements, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

BCS PLACEMENTS, LLC

SCHEDULEI I
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 3O, 2OI5

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF JUNE 3O, 2OI5

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BCS Placements, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) BCS Placements, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BCS Placements, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) BCS Placements, LLC stated that BCS Placements, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BCS Placements, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCS Placements, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

August 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

BCS Placements, LLC
71 Murray St. | 8th Floor | New York, NY 10007
NASD Member Firm

Keith E. Butler
President

212.528.0852
keith.butler@bcsplacements.com

Broker Dealers Annual Exemption Report

BCS Placements, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k) (2) (i) of the Rule.

BCS Placements, LLC met the aforementioned exemption provisions throughout the most recent year end June 30, 2015 without exception.

Keith Butler
August 13th, 2015

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of BCS Placements, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2015, which were agreed to by BCS Placements, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BCS Placements, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BCS Placements, LLC's management is responsible for BCS Placements, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2015, with the amounts reported in Form SIPC-7 for the year ended June 30, 2015, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

August 25, 2015
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BCS Placements, LLC.
71 Murray St., 8th Floor
New York, NY 10007
DEA: FINRA
FYE: 06/30
SEC Registration No.: 8-67187

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Brian Megenity (770) 263-600:

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 3.97
   B. Less payment made with SIPC-6 filed (**exclude interest**) (0)
   ______ Date Paid
   C. Less prior overpayment applied (384.05)
   D. Assessment balance due or (overpayment) (380.08)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ (380.08)
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $0
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BCS Placements, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of August, 20 15.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 5 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2014
and ending [illegible]

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$764,557
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	762,968
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	762,968
2d. SIPC Net Operating Revenues	$1589
2e. General Assessment @ .0025	$3.97 (to page 1, line 2.A.)